                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)*

                            ------------------------

                   LADENBURG THALMANN FINANCIAL SERVICES, INC.
                   -------------------------------------------
                                (NAME OF ISSUER)

                         COMMON STOCK, $.0001 PAR VALUE
                         ------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    50575Q102
                                 --------------
                                 (CUSIP NUMBER)

                                RICHARD J. LAMPEN
                   EXECUTIVE VICE PRESIDENT & GENERAL COUNSEL
                             NEW VALLEY CORPORATION
                       100 S.E. SECOND STREET, 32ND FLOOR
                                 MIAMI, FL 33131
                                 (305) 579-8000
              -----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 31, 2001
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d.1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 10 Pages

---------------------------              --------------------------------------

CUSIP NO. 50575Q102                                PAGE 2 OF 10 PAGES

---------------------------              --------------------------------------



=============== ===============================================================
                Name of Reporting Person
1               S.S. or I.R.S. Identification No. of Above Person
                                                        NEW VALLEY CORPORATION
--------------- ---------------------------------------------------------------
2               Check the Appropriate Box if a Member of a Group
                (See Instructions)
                (a) [ ]
                (b) [X]
--------------- ---------------------------------------------------------------
3               SEC Use Only

--------------- ---------------------------------------------------------------
4               Source of Funds (See Instructions)                       WC
--------------- ---------------------------------------------------------------
5               Check Box if Disclosure of Legal Proceedings
                is Required Pursuant to Items 2(d) or 2(e)
                [ ]
--------------- ---------------------------------------------------------------
                Citizenship or Place of Organization
6                Delaware

========================== ======= ============================================
                              7    Sole Voting Power

                                   26,487,374 (including 3,944,216 shares
                                   acquirable upon conversion of Notes and
                                   exercise of Warrants)

                           ------- --------------------------------------------
                              8    Shared Voting Power

                                                - 0 -

                           ------- --------------------------------------------
Number of Shares              9    Sole Dispositive Power
Beneficially Owned by              26,487,374 (including 3,944,216 shares
Each Reporting Person              acquirable upon conversion of Notes and
With                               exercise of Warrants)

                           ------- --------------------------------------------
                             10    Shared Dispositive Power

                                                - 0 -

=============== ===============================================================
11              Aggregate Amount Beneficially Owned by Each Reporting Person

                        26,487,374 (including 3,944,216 shares acquirable upon conversion of Notes and exercise of Warrants)
--------------- ---------------------------------------------------------------
12 Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                [ ]
                ---------------------------------------------------------------

--------------- ---------------------------------------------------------------
13              Percent of Class Represented by Amount in Row (11)
                                                                        57.6%

--------------- ---------------------------------------------------------------
14              Type of Reporting Person (See Instructions)              CO

=============== ===============================================================

---------------------------              --------------------------------------

CUSIP NO. 50575Q102                                PAGE 3 OF 10 PAGES

---------------------------              --------------------------------------



=============== ===============================================================
                Name of Reporting Person
1               S.S. or I.R.S. Identification No. of Above Person
                                                     NEW VALLEY HOLDINGS, INC.
--------------- ---------------------------------------------------------------
2               Check the Appropriate Box if a Member of a Group
                (See Instructions)
                (a) [ ]
                (b) [X]
--------------- ---------------------------------------------------------------
3               SEC Use Only

--------------- ---------------------------------------------------------------
4               Source of Funds (See Instructions)                       N/A
--------------- ---------------------------------------------------------------
5               Check Box if Disclosure of Legal Proceedings
                is Required Pursuant to Items 2(d) or 2(e)
                [ ]

--------------- ---------------------------------------------------------------
6               Citizenship or Place of Organization
                Delaware

========================== ======= ============================================
                              7    Sole Voting Power

                                                                       - 0 -
                           ------- --------------------------------------------
                              8    Shared Voting Power

                                                                       - 0 -
                           ------- --------------------------------------------
Number of Shares              9    Sole Dispositive Power
Beneficially Owned by                                                  - 0 -
Each Reporting Person
With
                           ------- --------------------------------------------
                             10    Shared Dispositive Power

                                                                       - 0 -
=============== ===============================================================
11              Aggregate Amount Beneficially Owned by Each Reporting Person

                                                                       - 0 -
--------------- ---------------------------------------------------------------
12 Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                [X]

--------------- ---------------------------------------------------------------
13              Percent of Class Represented by Amount in Row (11)
                                                                         0%

--------------- ---------------------------------------------------------------
14              Type of Reporting Person (See Instructions)            CO; HC

=============== ===============================================================

---------------------------              --------------------------------------

CUSIP NO. 50575Q102                                PAGE 4 OF 10 PAGES

---------------------------              --------------------------------------



=============== ===============================================================
                Name of Reporting Person
1               S.S. or I.R.S. Identification No. of Above Person
                                                             VGR HOLDING INC.
--------------- ---------------------------------------------------------------
2               Check the Appropriate Box if a Member of a Group
                (See Instructions)
                (a) [ ]
                (b) [X]
--------------- ---------------------------------------------------------------
3               SEC Use Only

--------------- ---------------------------------------------------------------
4               Source of Funds (See Instructions)                       N/A
--------------- ---------------------------------------------------------------
5               Check Box if Disclosure of Legal Proceedings
                is Required Pursuant to Items 2(d) or 2(e)
                [ ]

--------------- ---------------------------------------------------------------
6               Citizenship or Place of Organization

                Delaware

========================== ======= ============================================
                              7    Sole Voting Power

                                                                       - 0 -
                           ------- --------------------------------------------
                              8    Shared Voting Power

                                                                       - 0 -
                           ------- --------------------------------------------
Number of Shares              9    Sole Dispositive Power
Beneficially Owned by
Each Reporting Person                                                  - 0 -
With
                           ------- --------------------------------------------
                             10    Shared Dispositive Power

                                                                       - 0 -
=============== ===============================================================
11              Aggregate Amount Beneficially Owned by Each Reporting Person

                                                                       - 0 -
--------------- ---------------------------------------------------------------
12 Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                [X]

--------------- ---------------------------------------------------------------
13              Percent of Class Represented by Amount in Row (11)
                                                                         0%

--------------- ---------------------------------------------------------------
14              Type of Reporting Person (See Instructions)            CO; HC

=============== ===============================================================

---------------------------              --------------------------------------

CUSIP NO. 50575Q102                                PAGE 5 OF 10 PAGES

---------------------------              --------------------------------------



=============== ================================================================
                Name of Reporting Person
1               S.S. or I.R.S. Identification No. of Above Person
                                                          VECTOR GROUP LTD.
--------------- ----------------------------------------------------------------
2               Check the Appropriate Box if a Member of a Group
                (See Instructions)
                (a) [ ]
                (b) [X]
--------------- ----------------------------------------------------------------
3               SEC Use Only

--------------- ----------------------------------------------------------------
4               Source of Funds (See Instructions)                       N/A
--------------- ----------------------------------------------------------------
5               Check Box if Disclosure of Legal Proceedings
                is Required Pursuant to Items 2(d) or 2(e)
                [ ]

--------------- ----------------------------------------------------------------
6               Citizenship or Place of Organization

                Delaware

========================== ======= =============================================
                              7    Sole Voting Power

                                                                       - 0 -
                           ------- ---------------------------------------------
                              8    Shared Voting Power

                                                                       - 0 -
                           ------- ---------------------------------------------
Number of Shares              9    Sole Dispositive Power
Beneficially Owned by                                                  - 0 -
Each Reporting Person
With
                           ------- ---------------------------------------------
                             10    Shared Dispositive Power

                                                                       - 0 -
=============== ================================================================
11              Aggregate Amount Beneficially Owned by Each Reporting Person

                                                                       - 0 -
--------------- ----------------------------------------------------------------
12 Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                [X]

--------------- ----------------------------------------------------------------
13              Percent of Class Represented by Amount in Row (11)
                                                                         0%

--------------- ----------------------------------------------------------------
14              Type of Reporting Person (See Instructions)            CO; HC

=============== ================================================================

---------------------------              --------------------------------------

CUSIP NO. 50575Q102                                PAGE 6 OF 10 PAGES

---------------------------              --------------------------------------




=============== ================================================================
                Name of Reporting Person
1               S.S. or I.R.S. Identification No. of Above Person
                                                            BENNETT S. LEBOW
--------------- ----------------------------------------------------------------
2               Check the Appropriate Box if a Member of a Group
                (See Instructions)
                (a) [ ]
                (b) [X]
--------------- ----------------------------------------------------------------
3               SEC Use Only

--------------- ----------------------------------------------------------------
4               Source of Funds (See Instructions)                       N/A
--------------- ----------------------------------------------------------------
5               Check Box if Disclosure of Legal Proceedings
                is Required Pursuant to Items 2(d) or 2(e)
                [ ]

--------------- ----------------------------------------------------------------
6               Citizenship or Place of Organization

                ----------------------------------------------------------------
                United States

========================== ======= =============================================
                              7    Sole Voting Power

                                                                        - 0 -
                           ------- ---------------------------------------------
                              8    Shared Voting Power

                                                                        - 0 -
                           ------- ---------------------------------------------
Number of Shares              9    Sole Dispositive Power
Beneficially Owned by
Each Reporting Person                                                   - 0 -
With
                           ------- ---------------------------------------------
                             10    Shared Dispositive Power

                                                                        - 0 -
=============== ================================================================
11              Aggregate Amount Beneficially Owned by Each Reporting Person

                                                                        - 0 -
--------------- ----------------------------------------------------------------
12 Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                [X]

--------------- ----------------------------------------------------------------
13              Percent of Class Represented by Amount in Row (11)
                                                                         0%

--------------- ----------------------------------------------------------------
14              Type of Reporting Person (See Instructions)              IN

=============== ================================================================

         This Amendment No. 2 amends the statement on Schedule 13D originally filed with the Securities and Exchange Commission on February 8, 2001 (as amended, the "Schedule 13D"), with respect to the Common Stock, par value $.0001 per share (the "Common Stock"), of Ladenburg Thalmann Financial Services, Inc. (formerly known as GBI Capital Management Corp.), a Florida corporation (the "Company"). Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the
Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTIONS.

         Item 4 of the Schedule 13D is hereby amended to add the following:

         On August 31, 2001, pursuant to the terms of the adjustment provisions contained in the previously reported Stock Purchase Agreement (the "Purchase Agreement"), dated February 8, 2001, as amended, among the Company, New Valley, New Valley Capital Corporation (formerly known as Ladenburg, Thalmann Group Inc.) ("NVCC"), Berliner and Ladenburg:

         o the Company issued 4,034,462 additional shares of Common Stock to New Valley; and

         o the conversion price of the senior convertible promissory note issued by the Company to New Valley was decreased from $2.60 to approximately $2.08.

         On the same date, the Company entered into an Amendment No. 2 to the Purchase Agreement (the "Second Amendment"). A copy of the Second Amendment is incorporated by reference in Exhibit K. The Second Amendment provides that the Company may be required to issue an additional number of shares of Common Stock to New Valley and Berliner, and the conversion price of the notes issued by the Company to New Valley and Berliner may be required to be decreased, on or about May 7, 2003, pending a final resolution of litigation adjustments.

         On the same date, New Valley and Frost-Nevada, Limited Partnership ("Frost-Nevada") each loaned the Company $1,000,000. The loans are evidenced by promissory notes that mature on the earlier of (i) February 28, 2002 and (ii) the next business day after the Company receives its federal income tax refund for the fiscal year ending September 30, 2001. The notes bear interest at the Prime Rate as published in the Wall Street Journal plus 1%. As consideration for the loans, the Company issued to each of New Valley and Frost-Nevada a five-year, immediately exercisable warrant (collectively, the "Warrants") to purchase 100,000 shares of the Company's Common Stock at an exercise price of $1.00 per share. The Company has agreed to register under the Securities Act the common stock issuable on exercise of the Warrants. A copy of the form of Warrant issued to New Valley is incorporated by reference in Exhibit L.

         Except as set forth in this Item 4, none of the Reporting Persons has any present plans or proposals which relate or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.



                               Page 7 of 10 Pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Items 5(a), 5(b) and 5(c) of the Schedule 13D are hereby amended to read as follows:

                  (a) As of the date hereof, the Reporting Persons may be deemed to be acting as a group, within the meaning of Section 13(d)(3) of the Act, beneficially owning, in the aggregate, 26,487,374 shares of Common Stock of the Company, which constituted approximately 57.6% of the 45,969,427 shares of Common Stock of the Company outstanding (based on the 42,025,211 shares outstanding as of August 31, 2001 as reported in the Company's Current Report on Form 8-K dated August 31, 2001, the issuance of 3,844,216 shares assuming conversion of the convertible note held by NVCC, and the issuance of 100,000 shares assuming conversion of the Warrant held by New Valley). To the knowledge of the Reporting Persons, none of the directors and executive officers of the Reporting Persons may be deemed to be acting as a group with the Reporting Persons.

                  (b) As of the date hereof, with respect to the 26,387,374 shares of Common Stock acquired or acquirable by New Valley's wholly-owned subsidiary, NVCC, and the 100,000 shares of Common Stock acquirable by New Valley upon exercise of its Warrant, New Valley exercises both sole voting power and sole dispositive power. Since Mr. LeBow is the direct or indirect beneficial owner of approximately 37.5% of the common stock of VGR, which in turn controls VGR Holding Inc. (formerly known as BGLS Inc.) ("VGR Holding"), which in turn controls N.V. Holdings, which together with VGR Holding holds approximately 56.3% of New Valley's common shares, each of these Reporting Persons may be deemed to exercise both voting power and dispositive power with respect to such shares. To the knowledge of the Reporting Persons, none of the directors and executive officers of the Reporting Persons may be deemed to exercise voting power and dispositive power with respect to such shares.

                  Under the definition of "beneficial ownership" in Rule 13d-3 promulgated under the Act, each of the Reporting Persons may be deemed to beneficially own the Securities owned by each other Reporting Person since Mr. LeBow is the direct or indirect beneficial owner of approximately 37.5% of the common stock of VGR, which in turn owns 100% of the capital stock of VGR Holding, which in turn owns 100% of the capital stock of N.V. Holdings, which in turn, together with VGR Holding holds approximately 56.3% of the common shares of New Valley. The filing of this Schedule and the disclosure of this information shall not be construed as an admission that any of the Reporting Persons other than New Valley is the beneficial owner of any of the Securities owned by NVCC and New Valley either for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed. Under the definition of "beneficial ownership," it is also possible that members of the Board of Directors of New Valley (including Mr. LeBow), in their capacities as such, might be deemed to be beneficial owners of the Securities and share the voting and dispositive powers with regard to the Securities. Except as previously reported with respect to the grant of options to acquire the Company's Common Stock issued to Messrs. LeBow, Lorber, Beinstein and Rivas, neither the filing of this Schedule nor any of its contents shall be construed as an admission that the directors of New Valley are beneficial owners of any of the Securities, either for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

                  (c) On August 31, 2001, New Valley and NVCC entered into the Second Amendment with the Company, and New Valley acquired its Warrant. See Item
4. None of the Reporting Persons, and to the knowledge of the Reporting Persons, none of their respective directors and executive officers, has effected any other transactions in the Common Stock of the Company in the past 60 days.



                               Page 8 of 10 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the Schedule 13D is hereby amended to add the following:

         See Item 4 with respect to the Second Amendment and the Warrant issued to New Valley. A copy of the Second Amendment is incorporated by reference in Exhibit K and a copy of the form of Warrant is incorporated by reference in Exhibit L.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         --------------------------------

         Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

Exhibit K:  Amendment No. 2 to Stock Purchase Agreement, dated August 31,
            2001, by and among New Valley Corporation, New Valley Capital Corporation, Berliner Effektengesellschaft AG and Ladenburg, Thalmann & Co. Inc. (incorporated by reference to Exhibit 4.1 in the Company's Current Report on Form 8-K dated August 31, 2001).

Exhibit L:  Form of Warrant to purchase the Company's Common Stock, dated
            August 31, 2001, issued to New Valley Corporation (incorporated by reference to Exhibit 10.6 in the Company's Current Report on Form 8-K dated August 31, 2001).



                               Page 9 of 10 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   September 10, 2001

                               NEW VALLEY CORPORATION

                               By:  /s/ RICHARD J. LAMPEN
                                    -------------------------------------------
                                    Name:    Richard J. Lampen
                                    Title:   Executive Vice President

                               NEW VALLEY HOLDINGS, INC.

                               By:  /s/ RICHARD J. LAMPEN
                                    -------------------------------------------
                                    Name:    Richard J. Lampen
                                    Title:   Executive Vice President

                               VGR HOLDING INC.

                               By:  /s/ RICHARD J. LAMPEN
                                    -------------------------------------------
                                    Name:    Richard J. Lampen
                                    Title:   Executive Vice President

                               VECTOR GROUP LTD.

                               By:  /s/ RICHARD J. LAMPEN
                                    -------------------------------------------
                                    Name:    Richard J. Lampen
                                    Title:   Executive Vice President

                               BENNETT S. LEBOW
                               By:  New Valley Corporation

                               By:  /s/ RICHARD J. LAMPEN
                                    -------------------------------------------
                                    Name:    Richard J. Lampen
                                    Title:   Executive Vice President



                              Page 10 of 10 Pages